Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

October 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Holt and Dorrie Yale

Re:	Focus Impact Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed October 21, 2024 File No. 001-40977

Ladies and Gentlemen:

On behalf of our client, Focus Impact Acquisition Corp. (the “Registrant”), we set forth below the Registrant’s response to the letter, dated October 24, 2024, containing a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A filed by the Registrant on October 21, 2024 (the “Preliminary Proxy Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Registrant’s response immediately below the Staff’s comment.

In addition, the Registrant has revised the Preliminary Proxy Statement in response to the Staff’s comment and is, concurrently with the submission of this letter, publicly filing an amended version of the Preliminary Proxy Statement (the “Amendment”), which reflects the revisions described in the Registrant’s response below.

Preliminary Proxy Statement on Schedule 14A

General

1.
Staff’s Comment: We acknowledge your revised disclosures in response to prior comment 2, and note your statement that the Outside Date "may" be amended on or prior to October 31, 2024. Please further revise your disclosure to clarify whether the target company and you are actively negotiating to extend such date.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure throughout the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,
FOCUS IMPACT ACQUISITION CORP
/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Via E-mail:

cc:	Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP